Exhibit 21
Subsidiaries of Pixelworks, Inc.
Equator Technologies, Inc. — a Delaware corporation
Jaldi Semiconductor — an Ontario corporation
nDSP Delaware, Inc. — a Delaware corporation
Panstera, Inc. — a California corporation
Pixelworks Japan Inc. – a Japan company
Pixelworks Ltd. — a Cayman Island company
Pixelworks Semiconductor Technology (Shanghai) Co. Ltd. — a China company
Pixelworks Semiconductor Technology (Taiwan) Inc. — a Taiwan company